Exhibit 99.9
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
LNG: Total Signs Heads of Agreement with Japanese Buyers
Paris, February 17, 2009 — Total announces that together with PT PERTAMINA (Persero) and INPEX Corporation, it has signed a Heads of Agreement with a consortium of Liquefied Natural Gas (LNG) buyers in Japan, setting out the principal terms for an extension of the so-called 1973 and 1981 LNG sales contracts. The consortium includes Kansai Electric, Chubu Electric, Osaka Gas, Toho Gas, Kyushu Electric and Nippon Steel.
Under these extensions, a total of 25 million metric tons of LNG will be delivered to Japan between 2011 and 2020, from the Bontang LNG Plant in East Kalimantan, Indonesia.
The total quantity of natural gas in support of the contract extensions will be supplied from the Offshore Mahakam PSC (Production Sharing Contract), operated by Total in partnership with INPEX Corporation and under the authority of BPMIGAS acting on behalf of the Government of Indonesia.
These new sales contracts give Indonesia and Total the necessary visibility for long term operations in the Mahakam PSC.
Total E&P Indonesia
Total has been present in Indonesia since 1968, with operations concentrated in the Offshore Mahakam block in East Kalimantan. Total is the first gas producing operator in Indonesia contributing to around 80% of the Bontang LNG Plant supply. Indonesia represented 8% of the Total Group’s production in 2008, amounting to 177,400 barrels of oil equivalent per day.
As part of its Corporate Social Responsibility to bring the maximum benefit for Indonesia, Total is also intensely involved in community empowerment and capacity building actions in the areas of education and research, health and nutrition, local economic empowerment, environment and alternative energies. All of which are in line with Total’s commitment answering to the challenges of sustainable development.
Another commitment is its manpower program with 1,700 recruits planned from 2002 to 2017, which aligns with an extensive program for the development of national manpower and high level national managers through training and international assignments, career developments for new recruits. Total also continues to enlarge partnerships with national businesses creating significant indirect employment (currently 20,000 full time jobs).
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com